UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

INTERLINE BRANDS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-32380	03-0542659
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

701 San Marco Boulevard, Jacksonville, FL 32207

(Address of principal executive offices,

including zip code)

Michael Agliata

(904) 421-1400

(Name and telephone number, including area

code, of the person to contact in connection with

this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Interline Brands, Inc. is filed as Exhibit 1.02 hereto and is publicly available on our website at http://ir.interlinebrands.com under the “SEC Filings” subsection to the “Financials” section. The information on this website is not incorporated by reference into this Form SD and does not constitute a part of this Form SD.

Item 1.02	Exhibit

A copy of the Conflict Minerals Report of Interline Brands, Inc. is filed as Exhibit 1.02 hereto.

Item 2.01	Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

Cautionary Note Regarding Forward-Looking Statements

This Specialized Disclosure Report on Form SD and any exhibits hereto may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “intend”, “plan”, “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, for example, statements about our expectations, intention and plans to improve our due diligence and risk mitigation strategies related to any conflict minerals used in our limited manufacture or contract to manufacture activities. These forward-looking statements are not guarantees of future events or actions. These statements are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, most of which are difficult to predict and many of which are beyond our control, including the factors described under “Risk Factors” in our filings with the Securities & Exchange Commission, that may cause our actual events or actions to be materially different from any future events or actions expressed or implied by these forward-looking statements. Undue reliance should not be placed on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs, reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except to the extent law requires.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014

INTERLINE BRANDS, INC.

By:	/s/ Michael Agliata
Michael Agliata
Vice President, General Counsel and Secretary